UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #1)


                                MC Shipping Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   55267Q 104
                                 (CUSIP Number)

         Patrick Rosselet                                  Michael Lloyd
       Trust Company Complex                           5-7 St. Helen's Place
  Ajeltake Road, Ajeltake Island                          London EC3A 6AU
 Majuro, Marshall Islands MH 96960                         United Kingdom
          +377 92 051010                                +44 (0)20 7920 9666

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with copies to:
                               Christopher Edwards
                            Marine Legal Services Ltd
                                   Gate House
                               1 Farringdon Street
                                 EC4M 7NS London
                                 United Kingdom
                               +44 (0)20 7329 2422


                                 August 16, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 2
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     V. Investments Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Marshall Islands
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 3
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     V. Ships Inc.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Liberia
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 4
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     V. Ships Group Ltd.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Isle of Man
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 5
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     V. Holdings Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Isle of Man
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 6
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Greysea Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Guernsey
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 7
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Close Securities Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United Kingdom
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 8
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Close Investment Partners Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United Kingdom
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 9
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Navalmar (UK) Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United Kingdom
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 10
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Navalmar Transportes Maritimos LDA
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Portugal
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 11
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     CO.FI.PA SpA
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Italy
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 55267Q 104                   13D                              Page 12
(Common Stock)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Enrico Bogazzi
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC/BK
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Italy
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             4,862,496
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     None
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     4,862,496
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,862,496
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     54.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D/A of the Reporting Persons is hereinafter referred to as the "Statement."

Item 1. Security and Issuer

The Statement relates to the common stock, par value $0.01 per share, of MC Shipping Inc. (the "Common Shares"), a Liberian corporation with its principal executive offices located at 24, avenue de Fontvieille, 98000 Monaco.

Item 2. Identity and Background

Item 2 (a) - (c) and (f) below is hereby amended and restated by (each a "Reporting Person" and, collectively, the "Reporting Persons") as follows:

V. Investments Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a Marshall Islands company organized to hold certain asset investments.

V. Holdings Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a holding company organized under the laws of the Isle of Man that wholly owns V. Investments Limited and V. Ships Group Ltd.

V. Ships Group Ltd. is a holding company organized under the laws of the Isle of Man with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10). V. Ships Group Ltd. wholly owns V. Ships Inc.

V. Ships Inc., with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a holding company organized under the laws of Liberia.

Greysea Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a private investment vehicle organized under the laws of Guernsey that partially owns V. Holdings Limited.

Close Securities Limited, with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is a fellow subsidiary of Close Investment Partners Limited and the nominee holder of Close Investment Partners Limited's investment in V. Holdings Limited.

Close Investment Partners Limited, a UK company with its principal offices at with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is the general partner of a limited partnership which invests in V. Holdings Limited.

Navalmar (UK) Limited, with its principal offices at Beulah Hall, 3 Beulah Road, London SW19 3SB (+44 (0) 208-540-4065), is a UK company which owns and operates a fleet of vessels and offers various liner services worldwide.

Navalmar Transportes Maritimos LDA, with its principal offices at Rua Dos Murcas 15, Sala G, 2nd Andar, 9000 Funchal (Madeira) Portugal (+3 51 291 238565), is a Portuguese company which owns and operates a fleet of vessels.

CO.FI.PA SpA, (formerly known as Bogazzi Fimpar SpA), with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar
(UK) Limited and approximately 74% of Navalmar Transportes Maritimos LDA.

Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of CO.FI.PA SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

The directors and executive officers of the Reporting Persons are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted and (iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

As described under Item 4 below, V. Investments Limited and Navalmar (UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totaling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were purchased for US$6,131,464.44 by Navalmar (UK) Limited.

At completion on 13 May 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. V. Investments Limited funded its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller. V. Investments Limited made an initial payment to the Seller of US$2,500,000 in cash (the "First Payment") at the time of the closing of this transaction on 13 May 2004. This First Payment was funded by loans made to V. Holdings Limited, of which V. Investments Limited is a wholly owned subsidiary, from the shareholders of V. Holdings Limited, which include Greysea Limited and Close Securities Limited. V. Investments Limited was obligated under the terms of the Sales Agreement to pay the balance of the consideration due, which comprised US$2,872,215.56, (the "Second Payment") no later than 15 May 2005, with an additional 5% interest due on such balance. As of the date of this filing, the Second Payment was paid in full.

As described under Item 4 below, Navalmar Transportes Maritimos has agreed to purchase 1,780,000 shares of MC Shipping from V. Investments Limited for an aggregate purchase price of US$16,020,000. Navalmar Transportes Maritimos will fund the purchase price with a combination of owned liquid assets and a possible, partial contribution of borrowed funds. Currently, Navalmar Transportes Maritimos is awaiting final approval for a loan in the amount of US$5,000,000 to be repaid in equal installments over seven years at LIBOR plus. Should the loan be approved and finalized, Navalmar Transportes Maritimos intends to file an amendment to this form attaching the loan agreement as an exhibit.

Item 4. Purpose of the Transaction

Item 4 is amended and restated as follows:

On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation, an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation.

The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totaled US$11,503,680. Under the terms of the Sales Agreement, half of the Purchase Price was payable no later than May 15, 2004, with the balance of the Purchase Price payable no later than May 15, 2005. Under the Sales Agreement, interest was to accrue on the outstanding Purchase Price balance at a rate of five % per annum. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid the First Payment to the Seller on May 13, 2004, the date of closing of the transaction. As of the date of this filing, the Second Payment was paid in full.

On August 16, 2005, Navalmar Transportes Maritimos LDA, a sister company to Navalmar (UK) Limited, entered into a transaction for the purchase of 1,780,000 shares of MC Shipping from V. Investments Limited at a price of US$9 per share.
 Under the Heads of Terms, Navalmar Transportes Maritimos LDA agreed to pay a total amount of US$16,020,000 to V. Investments Limited after the satisfaction of two conditions: (i) the parties reaching an agreement for the final form of the sale and purchase agreement for the shares, and (ii) V. Investments Limited obtaining all requisite consents no later than August 31, 2005. The purchase will be effected no later than September 30, 2005. Under the terms of the agreement, if Navalmar Transportes Maritimos LDA resells any of the shares within twelve months after the date of completion of the transaction, it will split in half the proceeds in excess of US$9 per share between itself and V. Investments Limited.

The purpose of this transaction is to acquire a majority stake in the ship owning company and to assist in this capacity in its development. Navalmar Transportes Maritimos LDA is affiliated with a group of major ship-owning companies with extensive and successful experience in ship-owning and operations with over 20 years experience in the industry. Taken together the group believes they have a strong position in and understanding of the shipping industry. The parties have no current plans to alter the composition of the MC Shipping board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) - (b) As a result of V. Holdings Limited and Navalmar Transportes Maritimos LDA entering into the Heads of Terms, V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar (UK) Limited, Navalmar

Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,862,496 Common Shares, which represents approximately 54.6% of the common stock outstanding (based on 8,913,658 Common Shares outstanding).

Tullio Biggi, an Italian citizen with his principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is
President of V. Ships Group Ltd. and a director of V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, and Greysea Limited, and has sole voting power and sole dispositive power over 2,000 shares of MC Shipping Inc.

Roberto Giorgi, an Italian citizen with his principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is
Chief Executive Officer of V. Ships Group Ltd. and a director of V. Investments Limited, V. Ships Inc., V. Holdings Limited, and Greysea Limited, and has sole voting power and sole dispositive power over 2,000 shares of MC Shipping Inc.

Antony Crawford, a British citizen with his principal offices at Gate House, 1 Farringdon Street, London EC4M 7NS, United Kingdom, +44 207-332-8500, is Chief Executive Officer, President and a director of MC Shipping and a director of V. Holdings Limited, and has sole voting power and sole dispositive power over 157,000 Common Shares of MC Shipping, Inc., which includes 57,000 options on Common Shares.

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1. Voting Agreement between V. Holdings Limited, Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA

A verbal understanding exists between V. Investments Limited, Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA that their interests in MC Shipping Inc. will be voted in concert. No documentation exists in connection with this verbal understanding. It is the intention that V. Investments Limited, Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA will consider a more formal document recording their understanding in the future.

2. Heads of Terms between V. Investments Limited, and Navalmar Trasportes Maritimos LDA.

See Item 4.

Item 7. Material to be filed as Exhibits

1. Joint Filing Agreement dated August 19, 2005 by and among V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar
(UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi.

2. Heads of Terms between V. Investments Limited and Navalmar Trasportes Maritimos LDA dated August 16, 2005

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 V. Investments Limited
Dated:        August 19, 2005


                                                 By:    /s/ Tullio Biggi
                                                    -------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Ships Inc.
Dated: August 19, 2005


                                                 By:    /s/ Tullio Biggi
                                                    -------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Ships Group Ltd.
Dated: August 19, 2005


                                                 By:    /s/ Tullio Biggi
                                                    -------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 V. Holdings Limited
Dated: August 19, 2005


                                                 By:    /s/ Tullio Biggi
                                                    -------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director



                                                 Greysea Limited
Dated: August 19, 2005


                                                 By:    /s/ Tullio Biggi
                                                    -------------------------
                                                 Name: Tullio Biggi
                                                 Title: Director

                                         Close Securities Limited
Dated: August 19, 2005


                                         By:    /s/ Sarah Hale
                                            ---------------------------------
                                         Name: Sarah Hale
                                         Title: Company Secretary



                                         Close Investment Partners Limited
Dated: August 19, 2005


                                         By:    /s/ Sarah Hale
                                            ---------------------------------
                                         Name: Sarah Hale
                                         Title: Company Secretary



                                         Navalmar (UK) Limited
Dated: August 19, 2005


                                         By:    /s/ Andrea Colombo
                                         Name: Andrea Colombo
                                         Title: Director



                                         Navalmar Transportes Maritimos LDA
Dated: August 19, 2005


                                         By:    /s/ Andrea Colombo
                                         Name: Andrea Colombo
                                         Title: Director



                                         CO.FI.PA SpA
Dated: August 19, 2005


                                         By:    /s/ Enrico Bogazzi
                                            ---------------------------------
                                         Name: Enrico Bogazzi
                                         Title: Director



Dated: August 19, 2005

                                         By:    /s/ Enrico Bogazzi
                                            ---------------------------------
                                         Name: Enrico Bogazzi

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated August 19, 2005 by and among V. Investments Limited, V. Ships Inc., V. Ships Group Ltd., V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar
(UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi.

2. Heads of Terms between V. Investments Limited and Navalmar Transportes Maritmos LDA dated August 16, 2005.

                                   SCHEDULE I

The name of each director and executive officer of V. Investments Limited is set forth below. Directors of V. Investments Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Roberto Giorgi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Patrick Rosselet*              Group Finance Director, V. Ships Group Ltd.                         Switzerland
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165 CH-1211 Geneva 6 Switzerland

                               Patrick Rosselet has been employed with V. Ships Group Ltd.
                               since January 2001.  Prior to his employment with V. Ships
                               Group Ltd., he was the Group Finance Director at Acomarit
                               Services Maritime SA (a shipping company).
------------------------------ --------------------------------------------------------------- --------------------
Malcolm Willingale*            Corporate Strategy Director of Corporate Services Division,             UK
                               UK Division
                               V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               EC4M 7NS
                               +44 (0) 20 7489 0088

                               Malcolm Willingale has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of V. Ships Inc. is set forth below. Directors of V. Ships Inc. are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Roberto Giorgi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Lorenzo Malvarosa*             Chief Operating Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Lorenzo Malvarosa has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of V. Ships Group Ltd. is set forth below. Directors of V. Ships Group Ltd. are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Patrick Rosselet*              Group Finance Director, V. Ships Group Ltd.                         Switzerland
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165 CH-1211 Geneva 6 Switzerland

                               Patrick Rosselet has been employed with V. Ships Group Ltd.
                               since January 2001.  Prior to his employment with V. Ships
                               Group Ltd., he was the Group Finance Director at Acomarit
                               Services Maritime SA (a shipping company).
------------------------------ --------------------------------------------------------------- --------------------
David Greenhalgh*              Managing Director, V. Ships (Isle of Man) Limited                       UK
                               Eaglehurst
                               Belmont Hill
                               Douglas IM1 4NY
                               Isle of Man
                               +44 1624-688-886

                               David Greenhalgh has been employed with V. Ships Group Ltd.
                               for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
David North*                   Non-Executive Director, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               18 Glen Vine Park
                               Crosby IM4 4HA
                               Isle of Man
                               +44 1624-851-676

                               Central Government Office
                               Douglas
                               Isle of Man

                               David North is a Non-Executive Director of V.
                               Holdings Limited. He is retired from his position
                               as Minister at the Department of Trade & Industry
                               of the Isle of Man government, where he served
                               from 1996 until his retirement in 2001.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of V. Holdings Limited is set forth below. Directors of V. Holdings Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Roberto Giorgi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Sulser*                Non-Executive Director, V. Holdings Limited                         Switzerland
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               Acomarit Services Maritime SA
                               Rue du Clos 21-23
                               C.P. 6165 CH-1211 Geneva 6 Switzerland

                               Giorgio Sulser has been employed with V. Holdings
                               Limited since January 2001. Prior to his
                               employment with V. Holdings Limited, he was the
                               CEO and Chairman of Acomarit Services Maritime SA
                               (a shipping company).
------------------------------ --------------------------------------------------------------- --------------------
Donald Anderson*               Chief Executive Officer of Corporate Services Division                  UK
                               V. Holdings Limited
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Donald Anderson has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
Antony Crawford*               Chief Executive Officer of Financial Services Project                   UK
                               Division, V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               London EC4M 7NS
                               United Kingdom
                               +44 207-332-8500

                               Antony Crawford has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
David Greenhalgh*              Managing Director, V. Ships (Isle of Man) Limited                       UK
                               Eaglehurst
                               Belmont Hill
                               Douglas IM1 4NY
                               Isle of Man
                               +44 1624-688-886

                               David Greenhalgh has been employed with V. Ships Group Ltd.
                               for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
David North*                   Non-Executive Director, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               18 Glen Vine Park
                               Crosby IM4 4HA
                               Isle of Man
                               +44 1624-851-676

                               Central Government Office
                               Douglas
                               Isle of Man

                               David North is a Non-Executive Director of V.
                               Holdings Limited. He is retired from his position
                               as Minister at the Department of Trade & Industry
                               of the Isle of Man government, where he served
                               from 1996 until his retirement in 2001.
------------------------------ --------------------------------------------------------------- --------------------
Iestyn Williams*               Non-Executive Chairman, V. Holdings Limited                             UK
                               Rue du Clos 21-23
                               C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                               22-737-0300

                               Tainni Wey Road
                               Weybridge
                               Surrey KT13 8HB
                               United Kingdom
                               +44 1932-852-728

                               Serco Government Services
                               Serco House
                               16 Bartley Wood Business Park
                               Hampshire RG27 9UY
                               +44 1932-852-728

                               Iestyn Williams is a Non-Executive Chairman of V.
                               Holdings Limited. Earlier (until 31 March 2004),
                               Iestyn was Executive Director at the Serco Group
                               plc, whose principal business is the outsourcing
                               of government services.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Greysea Limited is set forth below. Directors of Greysea Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Tullio Biggi*                  Chief Executive Officer, V. Holdings Group                             Italy
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Tullio Biggi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Roberto Giorgi*                Chief Executive Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Roberto Giorgi has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Lorenzo Malvarosa*             Chief Operating Officer of Ship Management Division                    Italy
                               V. Holdings Group
                               "Aigue Marine"
                               24 avenue de Fontvieille
                               B.P. 639 MC - 98013 Monaco +377 92-05-10-10

                               Lorenzo Malvarosa has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Malcolm Willingale*            Corporate  Strategy Director of Corporate  Services  Division,          UK
                               V. Holdings Group
                               Gate House
                               1 Farringdon Street
                               EC4M 7NS London
                               United Kingdom
                               +44 207-489-0088

                               Malcolm Willingale has been employed with the V.
                               Holdings Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Mauro Terrevazzi*              President, Vlasov Group                                                Italy
                               "Aigue Marine"
                               24 Avenue de Fontvieille
                               B.P. 639
                               MC - 98013 Monaco
                               +377 9205 1010

                               Mauro Terrevazzi has been employed with the
                               Vlasov Group for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Close Securities Limited is set forth below. Directors of Close Securities Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Roger Perrin*                  Director, Close Asset Management Holdings Limited                       UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Investment Banker, Close Brothers Group plc
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Roger Perrin is a director at Close Asset
                               Management Holdings Limited and has been employed
                               by the Close Brothers Group plc, an investment
                               bank, for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Bill Crossan*                  Investment Banker                                                       UK
                               Close Brothers Growth Capital Limited
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               Bill Crossan has been employed with Close
                               Brothers Growth Capital Limited for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
John Kelly*                    Investment Banker                                                       UK
                               Close Brothers Private Equity LLP
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               John Kelly has been employed as an investment
                               banker with Close Brothers Private Equity LLP for
                               the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Julian Daly*                   Finance Director,                                                       UK
                               Close Asset Management Holdings Limited
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Temenos Systems (UK) Ltd.
                               Albert Embankment
                               London
                               United Kingdom

                               Julian Daly has been employed with Close Asset
                               Management Holdings Limited, a holding company
                               for the Close Brothers Group plc asset management
                               division businesses, since March 2000. Prior to
                               his employment with Close Asset Management
                               Holdings Limited, Julian Daly was Finance
                               Director at Temenos Systems (UK) Ltd., whose
                               principal business is banking software.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
Jonathan Sieff*                Investment Banker, Close Brothers Group plc                             UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Gerrard Limited
                               Old Mutual Place
                               2 Lambeth Hill
                               London EC4V 4GG
                               United Kingdom

                               Gerrard Private Bank (IOM) Limited
                               St. Mary's Court
                               20 Hill Street, Douglas
                               Isle of Man,  IM1 1EU
                               United Kingdom

                               Old Mutual plc
                               5th Floor,  Old Mutual Place
                               2 Lambeth Hill
                               London,  EC4V 4GG
                               United Kingdom

                               Jonathan Sieff has been employed by the Close
                               Brothers Group plc, an investment bank, since
                               June 2003. Prior to his employment with the Close
                               Brothers Group plc, Jonathon Sieff was Executive
                               Director at Gerrard Limited from January 2002 and
                               simultaneously (joint) CEO of Gerrard Private
                               Bank from May 2001. From July 1999 through April
                               2001, Jonathon Sieff was a member of the
                               Corporate Development division at Old Mutual plc.
------------------------------ --------------------------------------------------------------- --------------------
Sarah Hale*                    Company Secretary, Close Brothers Private Equity                        UK
                               10 Throgmorton Avenue
                               London EC2N 2DL
                               United Kingdom
                               +44 (0) 20 7065 1115

                               Sarah Hale has been Company Secretary for Close
                               Brothers Private Equity for the past five years.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Close Investment Partners Limited is set forth below. Directors of Close Investment Partners Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Roger Perrin*                  Director, Close Asset Management Holdings Limited                       UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Investment Banker, Close Brothers Group plc
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Roger Perrin is a director at Close Asset
                               Management Holdings Limited and has been employed
                               by the Close Brothers Group plc, an investment
                               bank, for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Bill Crossan*                  Investment Banker                                                       UK
                               Close Brothers Growth Capital Limited
                               10 Throgmorton Avenue
                               London EC2A 2DL
                               United Kingdom
                               +44 2070-651-100

                               Bill Crossan been employed with Close Brothers
                               Growth Capital Limited for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Julian Daly*                   Finance Director,                                                       UK
                               Close Asset Management Holdings Limited
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Temenos Systems (UK) Ltd.
                               Albert Embankment
                               London
                               United Kingdom

                               Julian Daly has been employed with Close Asset
                               Management Holdings Limited, a holding company
                               for the Close Brothers Group plc asset management
                               division businesses, since March 2000. Prior to
                               his employment with Close Asset Management
                               Holdings Limited, Julian Daly was Finance
                               Director at Temenos Systems (UK) Ltd., whose
                               principal business is banking software.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
Jonathan Sieff*                Investment Banker, Close Brothers Group plc                             UK
                               10 Crown Place
                               London EC2A 4FT
                               United Kingdom
                               +44 2076-553-100

                               Gerrard Limited
                               Old Mutual Place
                               2 Lambeth Hill
                               London EC4V 4GG
                               United Kingdom

                               Gerrard Private Bank (IOM) Limited
                               St. Mary's Court
                               20 Hill Street, Douglas
                               Isle of Man,  IM1 1EU
                               United Kingdom

                               Old Mutual plc
                               5th Floor,  Old Mutual Place
                               2 Lambeth Hill
                               London,  EC4V 4GG
                               United Kingdom

                               Jonathan Sieff has been employed by the Close
                               Brothers Group plc, an investment bank, since
                               June 2003. Prior to his employment with the Close
                               Brothers Group plc, Jonathon Sieff was Executive
                               Director at Gerrard Limited from January 2002 and
                               simultaneously (joint) CEO of Gerrard Private
                               Bank from May 2001. From July 1999 through April
                               2001, Jonathon Sieff was a member of the
                               Corporate Development division at Old Mutual plc.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Navalmar (UK) Limited is set forth below. Directors of Navalmar (UK) Limited are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Roy Ware*                      Director, Navalmar (UK) Limited                                         UK
                               Director, Marine Chartering Limited
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Roy Ware has been employed with Navalmar (UK)
                               Limited and Marine Chartering Limited for the
                               past five years.
------------------------------ --------------------------------------------------------------- --------------------
Stefano Tanganelli*            Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Stefano Tanganelli has been employed with
                               Navalmar (UK) Limited for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002.  Before such time, he was a solicitor at
                               Lloyd and Co.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo
                               Trumpy SpA, a ship agency company, for the past
                               five years.
------------------------------ --------------------------------------------------------------- --------------------

------------------------------ --------------------------------------------------------------- --------------------
Andrea Colombo*                Director, Navalmar (UK) Limited                                        Italy
                               Beulah Hall
                               3 Beulah Road
                               Wimbledon
                               London SW19 3SB
                               United Kingdom
                               +44 0208-540-8777

                               Andrea Colombo was been employed by Navalmar
                               Transportes Maritimos LDA from November 1997
                               through 2001, and with Navalmar (UK) Limited
                               since 2001.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of Navalmar Transportes Maritimos LDA is set forth below. Directors of Navalmar Transportes Maritimos LDA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, CO.FI.PA SpA                                                 Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002.  Before such time, he was a solicitor at
                               Lloyd and Co.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo
                               Trumpy SpA, a ship agency company, for the past
                               five years.
------------------------------ --------------------------------------------------------------- --------------------
Andrea Colombo*                Director, Navalmar Transportes Maritimos LDA                           Italy
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Andrea Colombo was been employed by Navalmar
                               Transportes Maritimos LDA from November 1997 and
                               with Navalmar (UK) Limited since 2001.
------------------------------ --------------------------------------------------------------- --------------------
Maria Dina Rodrigues*          Director Navalmar Transportes Maritimos LDA                          Portugal
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Maria Dina Rodrigues was secretary of Navalmar
                               Transportes Maritimos LDA from November 2004 to
                               June 2005, when she became a director of the
                               company. Prior to that, she worked from October
                               2003 to November 2004 as secretary for Empresa de
                               Trabalho Temporario SA, a temporary employment
                               company. From February 2002 to September 2003 she
                               worked in the commercial offices of Icams -
                               Servicos de Consultadoria Internacional,
                               Comercial e Contabilidade, Lda, an international
                               commercial consulting and accounting company, and
                               from December 1999 through February 2002 she was
                               a secretary with Florence Tricot -Trading e
                               Marketing Lda, a trading and marketing company.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of CO.FI.PA SpA is set forth below. Directors of CO.FI.PA SpA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Maria Piccioli*                Piazza della Chiesa nr. 2                                              Italy
                               Massarosa
                               Italy

                               Maria Piccioli is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Francesca Bogazzi*             2 Rue N.D. des Victoires                                               Italy
                               75002 Paris
                               France

                               Francesca Bogazzi is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------






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